UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)          This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an employee question and answer communication used by ILOG S.A. on July 28, 2008:

Frequently Asked Employee Questions:

Please read the PR, posted on ilog.com before reading the following.

General & Business-related:

1.               What did we announce?

a.               We entered into an agreement under which IBM will launch a cash tender offer for all outstanding shares of ILOG.

2.               What does it mean for us now?

a.               It is business as usual until the transaction closes, which is expected to occur in December 2008 (we are executing our FY09 budget as planned).

b.              We deal with IBM at arm’s length.

c.               We are an independent company until the acquisition is complete.

3.               Are there data points on IBM that management can share?

a.               Please visit http://www.ibm.com and check the data points about IBM Software Group on their website.

4.               Why is IBM acquiring ILOG?

a.               IBM has a reputation for acquiring companies that are technology leaders in their space.  ILOG is a leader in BRMS, Optimization and Visualization.

b.              It is a natural fit for their software growth strategy.

c.               Our products extend their leadership in the software stack.

d.              They have partnered successfully with us for the last few years for all products: OEMs, Co-sell, Internal usage.

e.               We share common values and mission.

5.               What is IBM’s investment strategy in acquiring companies like ILOG?

a.               Check IBM’s April 3rd PR : http://www.ibm.com/investor/viewpoint/ircorner/2008/08-04-03-1.phtml

6.               Does ILOG Executive Management support this acquisition & why?

a.               Yes, management fully supports it.

b.              IBM offers us a great opportunity to accelerate our vision:

•                  Our BRMS and visualization technologies are an essential complement to their BPM and SOA software offering.

•                  Our optimization software complements IBM’s strategy for Business Optimization.

•                  Our SCM products complement IBM’s Global Business Services (GBS) offering in Supply Chain Management.

c.               IBM is ILOG’s biggest partner and customer, which is proof we can work and win together.

d.              We can extend our market reach and geographic coverage.

7.               Why did the Board recommend this offer?

a.               The offer price represents a 37 percent premium over ILOG’s closing share price on Friday, July 25, 2008.

b.              The transaction represents an attractive financial return for our shareholders.

c.               The combination will allow ILOG to dramatically extend our market reach and realize the full potential of all of our technologies and enable significant opportunities for our customers and employees.

8.               What is the timeline/process?

a.               Over the next few weeks, IBM will work toward extending its tender offer to shareholders.  Legal and financial requirements regulate the process in the countries of our operations. Once the offers have been launched, shareholders will receive documents that explain the process in detail.

b.              We expect the acquisition to close in December 2008.  Completion of this type of transaction is subject to customary closing conditions, including obtaining regulatory approvals and the condition that IBM owns at least two-thirds (or a lower threshold if decided and notified by IBM) of ILOG’s shares upon completion of the tender offer

9.               What does integration with the IBM group mean in terms of organizational structure?

a.               Nothing will change until the tender offer is closed and the acquisition is complete — which is currently expected to occur in December 2008. Following the planned acquisition, we do not have any information from IBM regarding specific actions that may result from today’s announcement.

10.         What can I talk about & to whom?

a.               You can talk to anyone about any public information regarding this announcement.

b.              Interactions with IBM employees should be conducted as usual until the acquisition is complete.  When in doubt, consult your respective Extended Staff Meeting manager.

11.         Is there a chance this acquisition won’t happen?

a.               There is always the possibility that a transaction could fail or be delayed.

Job related:

1.                           What will my employment status be?

a.               ILOG normal employment will continue until the acquisition.

b.              IBM will abide by local rules and regulations and employment contracts.

2.                           Will there be any lay-offs?

a.               We understand that the intent of this acquisition is to extend the reach of the technology rather than to reduce costs.

b.              We do not have any information regarding specific actions that may result from today’s announcement. What we know is ILOG’s employees are viewed as a key asset in addition to our technology and IBM’s interest in our company is a testament to the value you have created.

3.                           What happens to Pierre and the rest of the executives?

a.               It is planned that Pierre will report in the software group to Tom Rosamilia, general manager of IBM Websphere.

Other executives are expected to remain reporting to Pierre at least in the short term.

b.              IBM is acquiring both the technology and the people to develop and bring the technology to the marketplace.

4.                           What happens to the open headcount?

a.               As long as ILOG continues to operate as an independent company, we will continue to execute on our current plan/budget.

5.                           What happens to the existing/new offices & facilities?

a.               We have no information at this time.

6.                           Can I still telecommute?

a.               We know that IBM has a culture of supporting telecommuting.

7.                           What happens to those with work contracts in countries like France, Spain, Germany, etc.?

a.               IBM will abide by local rules and regulations and work contracts.

8.                           Will my compensation change?

a.               We do not have any information regarding specific actions that may result from today’s announcement.  However, at this time there are no changes to pay and benefits.

9.                           Benefits & Policies: What happens to my 401 (k) or similar pension plans? What are the health benefits? What happens to my seniority? How many vacation days? Do I keep my company car?

a.               Following the acquisition, IBM will abide by local rules and regulations.

b.              IBM provides comprehensive benefits to its employees.  Additional details regarding benefits will be provided prior to the closing.

10.                     Stock options: What happens to my options? What happens to my free shares? What should I do with my vested above-water stock options?

a.               Details regarding the treatment of your stock options and free shares will be provided in the coming weeks.

11.                     Can I buy or sell ILOG shares now?

a.               As with any major announcement, ILOG has initiated a company-wide trading lockup for all employees for 2 business days after the press release.  All ILOG employees will be restricted from trading in ILOG stock on Monday, July 28th.  The trading window will re-open on Wednesday, July 30th for employees who are not subject to any other trading blackout or in possession of material non-public information.

12.                     ILOG Events:  Are we still having SKO (October) SY09? Are we still having Dialog (February 2009)? Are we still having Symposium (September 2008)? Are we still having SY08 President’s Club (February 2009)?

a.               The plan is to proceed as usual with all ILOG events.

Sales related

1.               What is my quota / territory for next year?

a.               The process for quota / territory remains the same and you will be informed by October 1st 2008.

2.               What happens with deals in progress and the deal approval process?

a.               For now, until the transaction closes, it is business as usual and we remain independent companies.

3.               What if the customer wants to talk with IBM?

a.               Our customers are free to contact IBM, but we cannot assist in that process.

Product related

1.               What happens to ILOG’s current products?

a.               IBM is very impressed with our products and while they may leverage our technology in additional ways, they also value the customers and revenue stream delivered through existing products.  IBM has a long history of taking excellent care of its customers.

2.               What happens to ILOG brands (CPLEX, JRules, JViews, etc.)?

a.               We have no information at this time except to note that these are viewed as assets included in the acquisition.

3.               When would the roadmap be impacted by IBM?

a.               There is no impact on ILOG’s roadmap before the acquisition is complete.

4.               Will we continue to support all platforms (.NET, BEA, etc.)?

a.               IBM’s policy has been to support open standards and multiple platforms – our expectation is that this will continue.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.